UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Theseus Pharmaceuticals, Inc.

(Name of Subject Company)

Theseus Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88369M1018

(CUSIP Number of Class of Securities)

Bradford D. Dahms
President and Chief Financial Officer

Theseus Pharmaceuticals, Inc.

314 Main Street

Cambridge, Massachusetts 02142

(857) 400-9491

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robert Puopolo, Esq.

Blake Liggio, Esq.

Marishka DeToy, Esq.

Goodwin Procter LLP

100 Northern Ave

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Theseus Pharmaceuticals, Inc., a Delaware corporation (“Theseus” or the “Company”), with the U.S. Securities and Exchange Commission on January 10, 2024 (as amended and supplemented on January 30, 2024, the “Schedule 14D-9”), with respect to the tender offer made by Concentra Merger Sub II, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Theseus (other than Shares held in the treasury by Theseus, Shares owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time or Shares held by any stockholders of Theseus who are entitled to and who properly exercise appraisal rights under Delaware law, which, in each case, will be canceled without any consideration), for (i) $4.05 per Share in cash (the “Cash Amount”), plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated January 9, 2024 (as amended and restated on January 30, 2024 and as further amended and supplemented on February 7, 2024, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on January 9, 2024, by Parent and Purchaser (as amended and restated on January 30, 2024, as further amended and supplemented on February 7, 2024 and as may be further amended or supplemented from time to time).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 (“The Solicitation or Recommendation—Background of the Offer and the Merger”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second sentence of the paragraph on page 13 of the Schedule 14D-9, as amended and supplemented, that begins “In October 2023 and November 2023…” is hereby supplemented and amended by inserting the underlined words:

“In early November 2023, due to changes in market conditions (in particular, the overall market decline in the biotech public trading indices, as demonstrated by the S&P Biotech ETF (XBI) trading near five-year lows, down approximately two-thirds from its peak in 2021 and down approximately one-third from the start of the reverse merger process) and the resultant unfavorable impact on the highest value of stock consideration reasonably obtainable in a reverse merger transaction, the Theseus Board determined to disengage from discussions with Party X, to abandon discussions with respect to the contemplated transactions with the other six parties and to further discontinue pursuit of a potential reverse merger transaction, given the robust process the Company and its advisors had already undertaken, but determined the need to pursue potential strategic alternatives of a different structure.”

Item 4 (“The Solicitation or Recommendation—Theseus Management Dissolution Analysis”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)     The first paragraph of the section titled “—Theseus Management Dissolution Analysis” on page 22 of the Schedule 14D-9 is hereby supplemented and amended by replacing the last sentence of the paragraph with the following:

“These assumptions resulted in an aggregate present value of approximately $171 million, or $3.76 per Share, assuming, based on management’s good faith estimate, (i) a discount rate of 5.0%, calculated as approximately 100 basis points higher than the three-year U.S. Treasury yield at the time of the preparation of the Management Dissolution Case, (ii) an estimate of certain net company obligations during the Holdback Period as reflected in the table below under the header “Estimated Company Obligations During Holdback Period,” and (iii) in light of further uncertainties discussed below (such as the obligation to retain funds after the Holdback Period for unknown or contingent liabilities that may reasonably arise in the period until the Company’s dissolution), that the portion of the remaining amount after the initial distribution (and after deducting the “Estimated Company Obligations During Holdback Period” in the table below) that would be available for further distribution would be 75% of such remaining amount.”

(ii)    The table on page 23 of the Schedule 14D-9 is hereby supplemented and amended by replacing the row header “Monthly cash burn” with “Cash Burn.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024

Theseus Pharmaceuticals, Inc.

By:	/s/ Bradford D. Dahms
Bradford D. Dahms
President and Chief Financial Officer

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